UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for the sale of the LUBNOR refinery

—

Rio de Janeiro, May 25, 2022 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on 01/31/2020, informs that it signed today with the company Grepar Participações Ltda., a corporate entity jointly owned by Grecor Investimentos em Participações Societárias Ltda., Greca Distribuidora de Asfaltos Ltda. and Holding GV Participações S.A., a contract for the sale of the Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) refinery and its associated logistics assets, located in the state of Ceará.

The total amount of the sale is US$ 34 million, of which (a) US$ 3.4 million was paid on the date hereof; (b) US$ 9.6 million will be paid at the closing of the transaction and (c) US$ 21 million in deferred payments. The total amount of the sale does not include the payment of contractual adjustments due until the closing of the transaction.

The operation is subject to compliance with precedent conditions, such as approval by the Administrative Council for Economic Defense (CADE).

LUBNOR is the fourth asset to have the purchase and sale agreement signed as part of the commitment signed by Petrobras with CADE in June 2019 to open the refining market in Brazil. This operation is in line with Resolution No. 9/2019 of the National Energy Policy Council, which established guidelines for the promotion of free competition in the refining activity in the country.

This disclosure to the market is in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

This operation is in line with the company's portfolio management strategy and the improved allocation of its capital, aiming to maximize value and provide greater return to society. Petrobras continues to increasingly concentrate its resources on assets that have shown great competitive edge over the years, with lower greenhouse gas emissions.

About LUBNOR

LUBNOR, located in Fortaleza, Ceará, has an authorized processing capacity of 10.4 thousand barrels/day, is one of the national leaders in asphalt production, and is the only refining unit in the country to produce naphthenic lubricants.

About the purchasing companies

Grecor Investimentos em Participações Societárias Ltda. is a company that acts as an intermediary for equity investments.

Greca Distribuidora de Asfaltos Ltda. is one of the largest companies specialized in asphalt in Brazil, acting in the production and commercialization of products intended for asphalt paving. It is part of the Greca Asfaltos Group, which also operates in the Logistics, Shopping Center, Highway Concession, Mineral Aggregates Production, and Financial Solutions markets.

Holding GV Participações S.A. is an investment company acting mainly in the market of distribution and production of asphalt binders and fuel oils through the brand Betunel, one of the largest and most traditional companies in the sector acting since 1967.

www.petrobras.com.br/ri

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not bythe Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer